UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2005

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.1      Press release dated October 18, 2005
         LA-CO Industries Increased Customer Satisfaction Levels to 98 Percent
         by Standardizing on Ross Systems’ iRenaissance ERP Application

1.2      Press release dated October 19, 2005
         Morgan Keegan Selects Pivotal Financial Services for Private Client
         Group and Equity Capital Markets

1.3      Press release dated October 25, 2005
         FDA Issues Final Guidance on Record Keeping Guidelines; Ross Systems
         Supports Bioterrorism Compliance

1.4      Press release dated October 26, 2005
         Pivotal Showcases Customer Successes at Big Builder 2005

1.5      Press release dated October 31, 2005
         CDC Subsidiary Announces Share Buy-back Program

1.6      Press release dated November 8, 2005
         International Absorbents Selects Ross’ iRenaissance Enterprise
         Software to Provide End-to-End Visibility Throughout its Entire
         Supply Chain

1.7      Press release dated November 8, 2005
         Procurement Services Leader Streamlines Business with Pivotal;
         Achieves 100% User Acceptance

1.8      Press release dated November 10, 2005
         CDC Corporation Announces US$20 Million Stock Repurchase Program

1.9      Press release dated November 15, 2005
         Origin Seed Selects CDC Software’s Enterprise Software Solution to
         Streamline Operations and Increase Customer Satisfaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 25, 2005	By:	Steven Chan
	Name:	Steven Chan
	Title:	Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated October 18, 2005 LA-CO Industries Increased Customer Satisfaction Levels to 98 Percent by Standardizing on Ross Systems' iRenaissance ERP Application
1.2	Press release dated October 19, 2005 Morgan Keegan Selects Pivotal Financial Services for Private Client Group and Equity Capital Markets
1.3	Press release dated October 25, 2005 FDA Issues Final Guidance on Record Keeping Guidelines; Ross Systems Supports Bioterrorism Compliance
1.4	Press release dated October 26, 2005 Pivotal Showcases Customer Successes at Big Builder 2005
1.5	Press release dated October 31, 2005 CDC Subsidiary Announces Share Buy-back Program
1.6	Press release dated November 8, 2005 International Absorbents Selects Ross’ iRenaissance Enterprise Software to Provide End-to-End Visibility Throughout its Entire Supply Chain
1.7	Press release dated November 8, 2005 Procurement Services Leader Streamlines Business with Pivotal; Achieves 100% User Acceptance
1.8	Press release dated November 10, 2005 CDC Corporation Announces US$20 Million Stock Repurchase Program
1.9	Press release dated November 15, 2005 Origin Seed Selects CDC Software’s Enterprise Software Solution to Streamline Operations and Increase Customer Satisfaction